

Mail Stop 4631

December 1, 2009

Via U.S. mail and facsimile

Ms. Kimberly Springsteen-Abbott
Chief Financial Officer
Commonwealth Income & Growth Fund V
Brandywine Bldg. One, Suite 200
2 Christy Drive
Chadds Ford, PA 19317

> **RE: Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the period ended June 30, 2009**
> **File No. 333-108057**

Dear Ms. Springsteen-Abbott:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, you may direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief